UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

Diversified Restaurant Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

25532M105

(CUSIP Number)

ICV Partners IV, L.P. 1201 West Peachtree Street, Suite 2800 Atlanta, GA 30309 Attn: Ira Moreland (212) 455-9600	DLA Piper LLP (US) 1900 Pearl Street Dallas, TX 75201 Attn: Joseph B. Alexander, Jr. (305) 423-8505

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 25532M105

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person (Entities Only) Patton Wings Intermediate Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 11,242,735 shares of common stock

	9	Sole Dispositive Power None

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,242,735 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13	Percent of Class Represented by Amount in Row (11) 33.7%

14	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person (Entities Only) Patton Wings Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 11,242,735 shares of common stock

	9	Sole Dispositive Power None

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,242,735 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13	Percent of Class Represented by Amount in Row (11) 33.7%

14	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person (Entities Only) ICV Partners IV, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not applicable.
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 11,242,735 shares of common stock

	9	Sole Dispositive Power None

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,242,735 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13	Percent of Class Represented by Amount in Row (11) 33.7%

14	Type of Reporting Person (See Instructions) PN

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person (Entities Only) ICV Associates IV, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 11,242,735 shares of common stock

	9	Sole Dispositive Power None

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,242,735 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13	Percent of Class Represented by Amount in Row (11) 33.7%

14	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person (Entities Only) Willie E. Woods

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not applicable.
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 11,242,735 shares of common stock

	9	Sole Dispositive Power None

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,242,735 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13	Percent of Class Represented by Amount in Row (11) 33.7%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

Introduction.

This statement on Schedule 13D (this “Statement”) relates to the Agreement and Plan of Merger, dated as of November 6, 2019 (the “Merger Agreement”), by and among Patton Wings Intermediate Holdings, LLC, a Delaware limited liability company (“Parent”), Golden Merger Sub, Inc., a Nevada corporation (“Merger Sub”), and Diversified Restaurant Holdings, Inc., a Nevada corporation (“DRH”), and the transactions contemplated thereby. The Merger Agreement contemplates that, subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into DRH, with DRH continuing after the merger as the surviving corporation (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of DRH’s common stock, $0.0001 par value per share (the “Common Stock”), other than shares held by Parent or its subsidiaries, treasury shares and dissenting shares, will be automatically cancelled and converted into the right to receive $1.05 per share in cash, without interest thereon and subject to applicable withholding taxes.

T. Michael Ansley and Jason T. Curtis (collectively, the “Stockholders”) are stockholders of DRH that beneficially own 11,242,735 shares in the aggregate, or approximately 33.7%, of DRH’s issued and outstanding Common Stock. In connection with the execution of the Merger Agreement, the Stockholders entered into voting agreements with Parent (the “Voting Agreements”), pursuant to which, among other things, the Stockholders agreed to vote their shares of Common Stock in favor of the Merger, subject to the terms of the Merger Agreement.

The description of the Merger Agreement and the Voting Agreements is qualified in its entirety by the terms and conditions of the Merger Agreement and the form of Voting Agreement, which are filed as Exhibit 1 and Exhibit 2 hereto, respectively, and are incorporated herein by reference.

Item 1.                       Security and Issuer.

The class of equity securities to which this statement relates is common stock, par value $0.0001 per share, of DHR. The principal executive offices of DRH are located at 5750 New King Drive, Suite 320, Troy, MI 48098-2634.

Item 2.                       Identity and Background.

This Statement is being filed jointly on behalf of (i) Parent, (ii) Patton Wings Holdings, LLC, a Delaware limited liability company (“Holdings”), (iii) ICV Partners IV, L.P., a Delaware limited partnership (“Fund IV”), (iv) ICV Associates IV, LLC, a Delaware limited liability company (“ICV Associates”), and (v) Willie E. Woods (“Mr. Woods”) (collectively, the “Reporting Persons”), jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”), and not as separate persons. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 3 and is incorporated herein by reference.

The Reporting Persons are filing this Statement because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Statement.  The Reporting Persons expressly disclaim that they have agreed to act as a group except as described herein.

Patton Wings Intermediate Holdings, LLC

Parent is a Delaware limited liability company and is a subsidiary of Holdings.  Holdings holds all of the issued and outstanding membership interests of Parent.  The principal office of Parent is located at 810 Seventh Avenue, 35th Floor, New York, NY 10019.    Holdings is the manager of Parent.  The executive officers of Parent are as follows:

Name	Positions with Parent	Principal Occupation or Employment
Ira Moreland	President and Treasurer	Managing Director, ICV Partners
Sheldon Howell	Vice President and Secretary	Principal, ICV Partners

The business address for the manager and each executive officer of Parent is 810 Seventh Avenue, 35th Floor, New York, NY 10019.

Patton Wings Holdings, LLC

Holdings is a Delaware limited liability company.  Fund IV is the controlling member of Holdings.  The principal office of Holdings is located at 810 Seventh Avenue, 35th Floor, New York, NY 10019.  Fund IV is the manager of Holdings.  The executive officers of Holdings are as follows:

Name	Positions with Holdings	Principal Occupation or Employment
Ira Moreland	President and Treasurer	Managing Director, ICV Partners
Sheldon Howell	Vice President and Secretary	Principal, ICV Partners

The business address for the controlling member and each executive officer of Holdings is 810 Seventh Avenue, 35th Floor, New York, NY 10019.

ICV Partners IV, L.P.

Fund IV is a Delaware limited partnership.  The general partner of Fund IV is ICV Associates.  The principal office of Fund IV is located at 810 Seventh Avenue, 35th Floor, New York, NY 10019.

The business address of Fund IV is 810 Seventh Avenue, 35th Floor, New York, NY 10019.

ICV Associates IV, LLC

ICV Associates IV, LLC is a Delaware limited liability and is controlled by Mr. Woods.  The principal office of ICV Associates is located at 810 Seventh Avenue, 35th Floor, New York, NY 10019.

The managing member of ICV Associates is as follows:

Name	Positions with ICV Associates	Principal Occupation or Employment
Willie E. Woods	President and Managing Member	President and Managing Director, ICV Partners

The business address for the managing member of ICV Associates is 810 Seventh Avenue, 35th Floor, New York, NY 10019.

Willie E. Woods

Mr. Woods is a co-founder of ICV Partners.  Prior to co-founding ICV Partners, Mr. Woods was a vice president in investment banking at Deutsche Bank Alex Brown.  At Deutsche Bank Alex Brown, Mr. Woods was responsible for deal origination and execution of merger and acquisition, leverage loan, high yield bond and equity transactions with a focus on financial sponsors in the basic industries.

None of the persons for whom information is provided in this Item 2: (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each natural person for whom information is provided in this Item 2 is a U.S. citizen.

Item 3.                       Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 hereof, as an inducement for Parent to enter into the Merger Agreement, and in consideration thereof, the Stockholders entered into the Voting Agreements.  Other than the consideration to be paid by Parent pursuant to the Merger Agreement at the Effective Time (as defined in the Merger Agreement), for which Parent expects to obtain financing through an amended credit facility and equity financing, Parent has not paid any funds or other consideration in connection with the execution and delivery of the Voting Agreements, and therefore no consideration was paid in connection with the voting rights requiring the filing of this Statement.

Item 4.                       Purpose of Transaction.

(a) – (b) As described in Item 3 above, this Schedule 13D relates to the Voting Agreements between Parent and the Stockholders and the related Merger and Merger Agreement.

If the conditions set forth in the Merger Agreement are satisfied or waived, Parent, Merger Sub and DRH shall cause the Merger to occur. Upon the consummation of the Merger, Merger Sub will merge with and into DRH with DRH to survive the Merger and to become a wholly owned subsidiary of Parent, and Parent will acquire all of the outstanding shares of DRH common stock for $1.05 per share, in cash. In addition, each share of DRH restricted stock that is outstanding immediately prior to the Effective Time will be vested and converted into the right to receive $1.05 per share, subject to certain terms and conditions more fully described in the Merger Agreement.

(c) In connection with obtaining the Franchisor Consent (as defined in the Merger Agreement), Parent expects the Franchisor (as defined in the Merger Agreement) to require Parent to sell DRH’s Florida restaurants to the Franchisor after the Effective Time.

(d) The Merger Agreement provides that at the Effective Time of the Merger, the directors and officers of the Merger Sub shall become the directors and officers of DRH (the surviving corporation in the Merger), until their respective successors are duly elected or appointed and qualified.

(e) Not applicable, except for such changes that would result from the Merger described in Item 3 above and in this Item 4.

(f) Not applicable.

(g) The Merger Agreement provides that at the Effective Time, the Articles of Incorporation and Bylaws of DRH shall be amended and restated in their entirety in accordance with the terms of Section 1.4 of the Merger Agreement.

(h) – (i) If the Merger is consummated as planned, DRH’s common stock will cease to be listed on NASDAQ and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Not applicable.

Item 5.                       Interest in Securities of the Issuer.

(a) – (b) As a result of the Voting Agreements, the Reporting Persons may be deemed to be the beneficial owner of 11,242,735 shares of DRH common stock (comprised of 11,009,735 shares of outstanding DRH common stock and 233,000 restricted shares of DRH common stock), as follows: Parent, as party to the Voting Agreements; Holdings, as the sole member of Parent; ICV Partners, as the controlling member of Holdings; ICV Associates, as the general partner of Fund IV; and Mr. Woods as the managing member of ICV Associates.

This number of shares represents approximately 33.7% of the issued and outstanding shares of DRH common stock based on the number of shares outstanding as of November 12, 2019.  However, the Reporting Persons do not control the voting of such shares with respect to matters other than as described in Item 3 above, and do not possess any other rights as a DRH stockholder with respect to such shares. Each Reporting Person disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by any Reporting Person as to the beneficial ownership of such shares.

(c) To each Reporting Person’s knowledge, no transactions in DRH common stock have been effected during the past sixty days by any person named pursuant to Item 2 above.

(d) To each Reporting Person’s knowledge, no person other than each Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e) Not applicable.

Item 6.                       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3, 4 and 5 above is incorporated herein by reference.

Item 7.                       Materials to be Filed as Exhibits.

The following documents are incorporated by reference as exhibits:

Exhibit No.	Title

1

Agreement and Plan of Merger, dated November 6, 2019, by and among Patton Wings Intermediate Holdings, LLC, Golden Merger Sub, Inc. and Diversified Restaurant Holdings, Inc. (incorporated by reference to Exhibit 2.1 of the Diversified Restaurant Holdings, Inc. Current Report on Form 8-K filed with the Commission on November 6, 2019).

2

Form of Voting and Support Agreement, dated November 6, 2019, by and between Patton Wings Intermediate Holdings, LLC and certain stockholders of Diversified Restaurant Holdings, Inc. (incorporated by reference to Annex C of the Diversified Restaurant Holdings, Inc. Preliminary Proxy Statement on Schedule 14A filed with the Commission on November 12, 2019)

3	Joint Filing Agreement (included on the signature page hereto)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2019	Patton Intermediate Wings, LLC

	By:	/s/ Ira Moreland
Ira Moreland
President

Patton Wings Holdings, LLC

	By:	/s/ Ira Moreland
Ira Moreland
President

ICV Partners IV, L.P.
	By:	ICV Associates IV, LLC, its general partner

	By:	/s/ Willie Woods
Willie Woods
Managing Member

ICV Associates IV, LLC

	By:	/s/ Willie Woods
Willie Woods
Managing Member

/s/ Willie Woods
Willie Woods

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees to file jointly the statement on Schedule 13D to which this Agreement is attached, and any amendments to the statement on Schedule 13D (the “Statement”), with respect to the Common Stock of Diversified Restaurant Holdings, Inc. which may be deemed necessary, pursuant to Regulation 13D under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any future amendments to the Statement, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the Statement, and any future amendments to the Statement, filed on behalf of each of the parties hereto.

Dated: November 20, 2019	Patton Intermediate Wings, LLC

	By:	/s/ Ira Moreland
Ira Moreland
President

Patton Wings Holdings, LLC

	By:	/s/ Ira Moreland
Ira Moreland
President

ICV Partners IV, L.P.
	By:	ICV Associates IV, LLC, its general partner

	By:	/s/ Willie Woods
Willie Woods
Managing Member

ICV Associates IV, LLC

	By:	/s/ Willie Woods
Willie Woods
Managing Member

/s/ Willie Woods
Willie Woods